UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EXTENDED STAY AMERICA, INC.

ESH HOSPITALITY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share, of Extended Stay America, Inc., and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Paired Share
(Title of Class of Securities)

30224P200**
(CUSIP Number)

Ellis F. Rinaldi, Esq.
Senior Managing Director and Co-General Counsel
Starwood Capital Group Global I, L.L.C.
591 West Putnam Avenue
Greenwich, CT 06830
(203) 422-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** This CUSIP number pertains to ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

CUSIP No. 30224P200	Page 2

1	Names of reporting persons: SAR Public Holdings, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on February 25, 2021 (the “Form 10-K”).

CUSIP No. 30224P200	Page 3

1	Names of reporting persons: SOF-XI U.S. Private SAR Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 4

1	Names of reporting persons: SOF-XI U.S. Institutional SAR Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 5

1	Names of reporting persons: Starwood XI Management Holdings GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 6

1	Names of reporting persons: Starwood XI Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 7

1	Names of reporting persons: Starwood XI Management GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265

11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 8

1	Names of reporting persons: Starwood Capital Group Global II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265

11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: PN

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 9

1	Names of reporting persons: SCGG II GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265

11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 10

1	Names of reporting persons: Starwood Capital Group Holdings GP, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 11

1	Names of reporting persons: BSS SCG GP Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: OO

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 12

1	Names of reporting persons: Barry S. Sternlicht
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 16,694,265
	9	Sole dispositive power: 0
	10	Shared dispositive power: 16,694,265
11	Aggregate amount beneficially owned by each reporting person: 16,694,265
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 9.4%*
14	Type of reporting person: IN

* The calculation of the foregoing percentage is based on 177,560,635 Paired Shares outstanding as of February 22, 2021, as reported in the Form 10-K.

CUSIP No. 30224P200	Page 13

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on April 16, 2020 by the Reporting Persons, as amended and supplemented by Amendment No. 1 filed on August 7, 2020 by the Reporting Persons (as so amended and supplemented, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined below) will consist of a combination of (i) equity financing in the form of cash to be contributed by the Starwood Cash Investor and the Blackstone Investor (each as defined below), (ii) equity financing in the form of Rollover Shares (as defined below) to be transferred to Parent by SAR Public Holdings or its affiliates immediately prior to the Effective Time (as defined below) and (iii) debt financing to be incurred by Parent (the “Debt Financing”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

Merger Agreement

On March 14, 2021, ESA and ESH REIT entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eagle Parent Holdings L.P., a Delaware limited partnership (“Parent”), Eagle Merger Sub 1 Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub 1”), and Eagle Merger Sub 2 Corporation, a Delaware corporation and a wholly-owned subsidiary of Merger Sub 1 (“Merger Sub 2”). Parent, Merger Sub 1 and Merger Sub 2 are directly or indirectly owned 50% by Blackstone Real Estate Partners IX, L.P., a Delaware limited partnership (the “Blackstone Investor”), which is an affiliate of The Blackstone Group Inc., and 50% by SAR Public Holdings and Starwood Distressed Opportunity Fund XII Global, L.P., a Delaware limited partnership (the “Starwood Cash Investor”), which is an affiliate of SAR Public Holdings.

Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub 1 will merge with and into ESA, with ESA being the surviving corporation (the “ESA Merger”), and Merger Sub 2 will merge with and into ESH REIT, with ESH REIT being the surviving corporation (the “ESH REIT Merger” and, together with the ESA Merger, the “Mergers”). At the effective time of the Mergers (the “Effective Time”), each share of common stock, par value $0.01 per share, of ESA (the “ESA Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any ESA Common Stock that forms part of the Rollover Shares (as defined below) and certain other excluded shares) will be converted automatically into the right to receive $11.69 per share, in cash, without interest (the “ESA Merger Consideration”), and each share of Class B common stock, par value $0.01 per share, of ESH REIT (the “ESH REIT Class B Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any ESH REIT Class B Stock that forms part of the Rollover Shares and certain other excluded shares) will be converted automatically into the right to receive $7.81 per share, in cash, without interest (the “ESH REIT Merger Consideration” and, together with the ESA Merger Consideration, the “Merger Consideration”). The aggregate Merger Consideration, which will be allocated between ESA Common Stock and ESH REIT Class B Common Stock, will be increased by an additional $0.001 per share for each day that the Mergers have not closed following the earlier of the 135th day after the date of the Merger Agreement and the date on which Parent elects to extend the closing date if certain foreign regulatory antitrust approvals have not been obtained. Completion of the Mergers is subject to the closing conditions set forth in the Merger Agreement, including, among other things, approval by the stockholders of each of ESA and ESH REIT.

The Merger Agreement contains certain termination rights for ESA and ESH REIT, on the one hand, and Parent, on the other hand, and further provides that, upon termination of the Merger Agreement under specified circumstances, ESA and ESH REIT will be required to pay Parent a termination fee of $105,000,000 (except that in certain circumstances the termination fee payable by ESA and ESH REIT will be $61,250,000), and Parent will be required to pay ESA and ESH REIT a reverse termination fee of $300,000,000 (the “Parent Termination Fee”).

CUSIP No. 30224P200	Page 14

Equity Commitment Letter

On March 14, 2021, the Starwood Cash Investor and SAR Public Holdings became party to an Equity Commitment Letter with Parent (the “Starwood Equity Commitment Letter”) setting forth the terms and conditions upon which the Starwood Cash Investor has committed to cause Parent to be capitalized with up to an aggregate of $2,624,461,833 in cash for the purpose of funding 50% of the Merger Consideration pursuant to the Merger Agreement plus related costs and expenses. The amount of such equity commitment will be reduced by an amount equal to 50% of the net proceeds of the Debt Financing (subject to applicable reserve requirements) plus an amount equal to the number of Rollover Shares (as defined below) transferred, contributed and delivered by SAR Public Holdings to Parent immediately prior to the Effective Time multiplied by $19.50. Pursuant to the Starwood Equity Commitment Letter, SAR Public Holdings has committed to transfer, contribute and deliver 16,694,265 Paired Shares (the “Rollover Shares”) to Parent immediately prior to the Effective Time. The obligations of the Starwood Cash Investor and SAR Public Holdings under the Starwood Equity Commitment Letter are subject to (i) the satisfaction or waiver of the conditions to the obligations of Parent to consummate the Mergers, (ii) the concurrent consummation of the closing of the Mergers in accordance with the terms of the Merger Agreement and (iii) the substantially simultaneous funding by the Blackstone Investor of the amount required to be funded pursuant to the Blackstone Investor’s separate equity commitment letter with Parent.

The obligations of the Starwood Cash Investor and SAR Public Holdings under the Starwood Equity Commitment Letter expire upon the earliest to occur of (i) the consummation of the closing of the Mergers, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the assertion by ESA, ESH REIT or any of their affiliates of any claims with respect to the Starwood Equity Commitment Letter, the Starwood Limited Guaranty (as defined below), the Blackstone Investor’s separate equity commitment letter with Parent or its separate limited guaranty in favor of ESA and ESH REIT, or otherwise against the Starwood Cash Investor, SAR Public Holdings, the Blackstone Investor, Parent, Merger Sub 1, Merger Sub 2 or their permitted assignees or any of their respective affiliates. The Blackstone Investor has entered into a substantially similar equity commitment letter with Parent for up to an aggregate amount of $2,950,000,000 in cash.

Limited Guaranty

On March 14, 2021, the Starwood Cash Investor entered into a limited guaranty in favor of ESA and ESH REIT (the “Starwood Limited Guaranty”) pursuant to which the Starwood Cash Investor has agreed, subject to the terms and conditions set forth therein, to guarantee 50% of certain obligations of Parent under the Merger Agreement, including the payment of 50% of the Parent Termination Fee. The Blackstone Investor has entered into a substantially similar limited guaranty in favor of ESA and ESH REIT.

Support Agreement

On March 14, 2021, SAR Public Holdings and Parent entered into a Support Agreement (the “Support Agreement”) pursuant to which SAR Public Holdings has agreed to vote the Paired Shares owned by SAR Public Holdings as of the date thereof, and any Paired Shares acquired by SAR Public Holdings after the date thereof and up to the date on which the vote is obtained, in favor of the adoption of the Merger Agreement and the approval of the Mergers and any other matters necessary or presented or proposed for consummation of the Mergers and the other transactions contemplated by the Merger Agreement, and against any Acquisition Proposal (as defined in the Merger Agreement) and any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Mergers or other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of ESA or ESH REIT under the Merger Agreement or of SAR Public Holdings under the Support Agreement. SAR Public Holdings has also agreed to waive any rights of appraisal or rights to dissent from the Mergers that SAR Public Holdings may have. Each of ESA and ESH REIT is a third-party beneficiary under the Support Agreement and may enforce the Support Agreement on its own behalf.

Interim Investors Agreement

On March 14, 2021, Parent, the Starwood Cash Investor, SAR Public Holdings and the Blackstone Investor entered into an Interim Investors Agreement (the “Interim Investors Agreement”) governing certain aspects of the relationship among Parent, the Starwood Cash Investor, SAR Public Holdings and the Blackstone Investor with respect to, among other things, the funding and consummation of the Mergers.

CUSIP No. 30224P200	Page 15

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Starwood Equity Commitment Letter, the Starwood Limited Guaranty, the Support Agreement and the Interim Investors Agreement, which are filed herewith as Exhibits 4, 5, 6, 7 and 8, respectively, and incorporated herein by reference.

The Starwood Cash Investor, SAR Public Holdings, the Blackstone Investor and their respective subsidiaries and affiliates also expect to enter into additional agreements prior to the completion of the Mergers relating to their joint ownership of Parent following the completion of the Mergers.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Merger Agreement, the Starwood Equity Commitment Letter, the Starwood Limited Guaranty, the Support Agreement and the Interim Investors Agreement, each of the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Paired Shares that may be deemed to be beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

4.	Agreement and Plan of Merger, dated as of March 14, 2021, among Parent, Merger Sub 1, Merger Sub 2, ESA and ESH REIT (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated March 15, 2021).

5.	Equity Commitment Letter, dated as of March 14, 2021, between Parent, the Starwood Cash Investor and SAR Public Holdings.

6.	Limited Guaranty, dated of as March 14, 2021, between ESA, ESH REIT and the Starwood Cash Investor.

7.	Support Agreement, dated of as March 14, 2021, between Parent and SAR Public Holdings.

8.	Interim Investors Agreement, dated as of March 14, 2021 by and among Parent, the Starwood Cash Investor, SAR Public Holdings and the Blackstone Investor.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2021

SAR PUBLIC HOLDINGS, L.L.C.

By:	SOF-XI U.S. Private SAR Holdings, L.P. and SOF-XI U.S. Institutional SAR Holdings, L.P., its Co-Managing Members
By: Starwood XI Management Holdings GP, L.L.C., their General Partner
By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

SOF-XI U.S. PRIVATE SAR Holdings, L.P.

By: Starwood XI Management Holdings GP, L.L.C., its General Partner
By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Authorized Signatory

SOF-XI U.S. INSTITUTIONAL SAR Holdings, L.P.

By: Starwood XI Management Holdings GP, L.L.C., its General Partner
By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

STARWOOD XI MANAGEMENT HOLDINGS GP, L.L.C.

By: Starwood XI Management, L.P., its Sole Member
By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

Starwood XI Management, L.P.

By: Starwood XI Management GP, L.L.C., its General Partner
By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

Starwood XI MAnagement GP, L.L.C.

By: Starwood Capital Group Global II, L.P., its Sole Member
By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

Starwood Capital Group Global II, L.P.

By: SCGG II GP, L.L.C., its General Partner
By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

SCGG II GP, L.L.C.

By: Starwood Capital Group Holdings GP, L.L.C., its Sole Member

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

STARWOOD CAPITAL GROUP HOLDINGS GP, L.L.C.

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Authorized Signatory

bss scg gp holdings, llc

By:	/s/ Barry S. Sternlicht
	Name:	Barry S. Sternlicht
	Title:	Managing Member

BARRY S. STERNLICHT

/s/ Barry S. Sternlicht